United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITES EXCHANGE ACT OF 1934.

Commission File Number:  333-101550-11

ABN AMRO MORTGAGE CORPORATION
(Exact name of registrant as specified in its charter)

135 SOUTH LASALLE STREET
CHICAGO, IL  60603
(312) 904-2000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

ABN AMRO MORTGAGE CORPORATION,
Multi-Class Mortgage Pass-Through Certificates, SERIES 2003-11
(Title of each class of securities covered by this Form)

________________________________________________________
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains). Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[ ]	Rule 12h-3(b)(1)(i)	[X]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date: NOT APPLICABLE.

Pursuant to the requirements of the Securities Exchange Act of 1934 has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated:      January 27, 2005

WASHINGTON MUTUAL MORTGAGE SECURITIES CORP.,
as Servicer under the Pooling and Servicing Agreement,
on behalf of ABN AMRO Mortgage Corporation

By:          /s/ Richard Careaga
                Richard Careaga
                First Vice President
                (Authorized Officer)